Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

June 6, 2014

VIA EDGAR
William H. Thompson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rimrock Gold Corp. Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013 Filed April 11, 2014 File No. 333-149552

Dear Mr. Thompson

Rimrock Gold Corp. (“Rimrock”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 16, 2014, and as further discussed with Yolanda Guobadia on May 22, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Report of Independent Registered Public Accounting Firm, page F-1

1.
We reviewed your response to comment 1 in our letter dated April 18, 2014. We understand that DNTW Toronto LLP is still in existence and is able to reissue its report dated October 15, 2013. As such, please have DNTW Toronto LLP reissue its prior report, as previously dated, modified accordingly to address the fact that the audit report was issued prior to the restatement, and include the reissued report in an amended filing.

We hereby advise the Staff that the Company has submitted a waiver request to the Office of the Chief Accountant in the Commission’s Division of Corporate Finance to request that the Staff waive the requirement that the Company’s prior filing of our financial statements for the year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 be audited and amended for our Form 10-K for the fiscal year ended August 31, 2013 (the “2013 Annual Report”) and for all future filings.  We have requested that the financial statements for the year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 be deemed and accepted as unaudited and deleted any reference to our prior auditor, DNTW Toronto LLP as an independent registered public accounting firm, since DNTW Toronto LLP is no longer registered with the PCAOB, and it is impracticable and involves undue hardship to re-audit the fiscal year ended August 31, 2012 and for the period ended June 5, 2003 (inception) to August 31, 2012.

The Company submits that, by June 10, 2014, the Company intends to its 2013 Annual Report to label the financial statements for the year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 as unaudited.

2.
We reviewed your response to comment 2 in our letter dated April 18, 2014. You state that you are not aware, and have not been notified, of any error in your financial statements. However, the financial statements included in the amendment were restated as disclosed in Note 18. As such, you should file an Item 4.02 Form 8-K. Refer to Question 101.01 of the Division’s Compliance and Disclosure Interpretations of Exchange Act Form 8-K available on our website at www.sec.gov.

We hereby advise the Staff that by June 10, 2014, the Company intends to file an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statement to its Annual Report on Form 10-K for the year ended August 31, 2013. filed on November 15, 2013.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration. Should you require any further information please contact me. Otherwise, I look forward to a favorable response to our application.

Very truly yours,

/s/ Jordan Starkman
Jordan Starkman President and Secretary